August 25, 2011

Adam Phippen

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington DC 20549

Re:

Tombstone Exploration Corporation

Amendment No. 3 to Form 20-F for Fiscal Year Ended December 31, 2009

Filed August 11, 2011

File No. 0-29922

Dear Mr. Phippen:

Tombstone Exploration Corporation, a Canadian corporation (the “Company”), has received and reviewed your letter of August 23, 2011, pertaining to the Company’s Amendment No. 3 to Form 20-F for Fiscal Year Ended December 31, 2009 (the “Filing”) as filed with the Securities & Exchange Commission (the “Commission”) on August 11, 2011.

Specific to your comments, our draft responses below are submitted in draft form for your review.

The following numbered responses correspond to those numbered comments as set forth in the comment letter dated August 23, 2011.

Amendment No. 3 to Form 20-F for Fiscal Year Ended December 31, 2009

Item 19. Exhibits, page 6

1.

The certifications listed as exhibits 12.01, 12.02 and 12.03 were not filed.  Please file the required certifications.

RESPONSE: We have amended the Filing to include the exhibits.

Consolidated Financial Statements

Consolidated Statements of Stockholders’ Deficit, page F-5

2.

Please label the statement of stockholders’ deficit for the year ended December 31, 2006 as “Unaudited” and remove the “unaudited” label from the accumulated deficit during the development stage column in order to more clearly present what is unaudited.

RESPONSE:  We have amended the Filing to revise the statement of stockholders equity (deficit) for the above comment.

Notes to Consolidated Financial Statements, page F-6

Note 4. Common Shares, page F-10

3.

We reviewed your response to comment two in our letter dated August 2, 2011.  The authoritative guidance regarding share-based payments to non-employees is provided in ASC 505-50 rather than ASC 718.  Please refer to ASC 505-50 and clarify/expand your response to address the following:

•

We understand that the consulting and other agreements provide for the issuance of fully vested, nonforfeitable shares of common stock at the date the agreements are entered into.  Please confirm our understanding or otherwise advise.

•

You state that the fair value of stock-based awards issued to non-employees is recognized at the earlier of the date where a commitment with the contracting party has been reached or when the board of directors approved the issuance of common shares.  Please tell us whether your board of directors approves the issuance of common shares before a commitment with the contracting party is reached and, if so, why the use of the board approval date as the measurement date complies with the guidance in ASC 505-50-30-10 through 17.

•

We understand that you may enter into service agreements providing for the issuance of fully vested nonforfeitable common shares before the board of directors authorizes the issuance of the shares and, in those cases, you recognize the fair value of the share-based payments as of the date the services agreement is entered into (i.e., the contract/settlement date).  Please confirm our understanding or otherwise advise.  If our understanding is correct, explain to us if and how the approval of the share issuance by the board of directors is considered in determining the measurement date.

•

Please explain to us how you recognize the expense of services provided under the service agreements and the basis in GAAP for your accounting policy.  For example, tell us whether you recognize an asset and the expense in a systematic manner over the term of the service agreements.

•

Please tell us your basis in GAAP for recognizing common stock subscribed when the board of directors authorizes the issuance common shares, rather than recognizing the equity instruments when they are issued.

RESPONSE:  We confirm that all consulting and other agreements entered into by the Company provide for fully vested, nonforfeitable common shares on the date of the agreements; however, we clarify our previous explanation where we indicated that the Company’s policy of recording the fair value of share based compensation is based on the date of earlier of the date of the agreement and authorization from the board of directors.  The use of the authorization date of the issuance of common shares by the board of directors is only in the case where there is no formal date noted on the agreement for the payment of such compensation.  In the case of the Company, there have been no instances where the Company has relied on any date or approach other than the date of the agreement to recognize the fair value of share based compensation to non-employees.  As the shares issued are nonforfeitable, the fair value of the shares issued are recorded as expense on the date of issuance, as any non-completion or cancellation of service agreements do not result in a recourse to recover the shares that have been issued.  For common stock subscribed, the amounts recorded represent the fair value of the share based compensation on the date in which the shares are due pursuant to the agreement, but have not been issued due to timing differences between the due date and the issuance of the shares from the Company’s transfer agent.

In connection with the Company’s responding to the comments set forth in the August 23, 2011 letter, the Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and,

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your courtesies.

Very truly yours,

Tombstone Exploration Corporation

/s/ Alan Brown

By: Alan Brown

Title:  President and Chief Executive Officer

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